SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                       ----------------------------------


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                           For the month of June 2000


                       ----------------------------------


                        WHEREVER.NET HOLDING CORPORATION

                           Suite 4701 - NatWest Tower

                           Times Square, Causeway Bay

                                    Hong Kong







        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



                             Form 20-F [X] Form 40-F



   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes No [X]

                        WHEREVER.net Holding Corporation

                                    Form 6-K

                                TABLE OF CONTENTS





                                                                        Page No.
--------------------------------------------------------------------------------
Introductory Note                                                          3
--------------------------------------------------------------------------------
PART I.   FINANCIAL INFORMATION                                            3
--------------------------------------------------------------------------------
Item 1.   Financial Statements                                             3
--------------------------------------------------------------------------------
   Condensed Consolidated Balance Sheet as of June 30, 2000                4
--------------------------------------------------------------------------------
   Condensed  Consolidated  Statement  of  Operations and                  6
   Comprehensive Income (Loss) for the six months ended
   June 30, 2000
--------------------------------------------------------------------------------
   Condensed  Consolidated  Statement  of  Cash  Flows  for the six        7
   months ended June 30, 2000
--------------------------------------------------------------------------------
   Condensed  Consolidated  Statements of Shareholders' Equity for         9
   the years ended December 31, 1999 and 2000
--------------------------------------------------------------------------------
   Notes to Condensed Consolidated Financial Statements                    10
--------------------------------------------------------------------------------
Item  2.   Management's   Discussion   and  Analysis  of  Financial        11
Condition and Results of Operations
--------------------------------------------------------------------------------
Item 3.  Quantitative  and  Qualitative  Disclosures  About  Market        13
Risk
--------------------------------------------------------------------------------

PART II.   OTHER INFORMATION                                               14
--------------------------------------------------------------------------------
Item 1.   Legal Proceedings                                                14
--------------------------------------------------------------------------------
Item 2.   Changes in Securities and Use of Proceeds                        14
--------------------------------------------------------------------------------
Item 3.   Defaults Upon Senior Securities                                  14
--------------------------------------------------------------------------------
Item 4.   Submission of Matters to a Vote of Security Holders              14
--------------------------------------------------------------------------------
Item 5.   Other Information                                                14
--------------------------------------------------------------------------------
Item 6.   Exhibits and Reports on Form 8-K                                 14
--------------------------------------------------------------------------------
Signatures                                                                 15
--------------------------------------------------------------------------------

                                INTRODUCTORY NOTE

The following is intended to provide information similar to that which would be contained in Form 10-Q, although as a foreign private issuer we are not obligated to file Forms 10-Q under current rules and regulations of the Securities and Exchange Commission. We intend to continue to submit to the SEC quarterly reports on Form 6-K that will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F that will include audited annual financial information. As a foreign private issuer, we are not required to use the EDGAR system to submit such documents to the SEC but we currently intend to do so to make the reports more readily available over the internet.

PART I--FINANCIAL INFORMATION



Item 1.   Financial Statements

                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES

                           CONDENSED CONSOLIDATED BALANCE SHEET

                                  JUNE 30, 2000
                                   (UNAUDITED)

      ASSETS

Current assets:

   Cash                                                              $42,732,984

   Accounts receivable, net of allowance for
   doubtful accounts of $1,546,687 as of June 30, 2000                 2,457,582

   Receivables from related parties                                    2,569,617

   Inventories                                                            12,074

   Prepaid expenses                                                      350,134

   Other current assets                                                1,431,682
                                                                     -----------

         Total current assets                                         49,554,073

Property and equipment, net                                            9,964,827
Other non-current assets                                               3,904,876
                                                                     -----------

         Total assets                                                $63,423,776
                                                                     ===========


      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Short-term borrowings                                             $   228,329

   Due to related parties                                                122,548

   Accounts payable                                                    2,943,484

   Deferred revenue                                                      842,855

   Income tax payable                                                    254,515

   Accrued expenses and other current liabilities                      1,368,242
                                                                     -----------

         Total current liabilities                                     5,759,973

Accrued pension                                                           89,636
                                                                     -----------

         Total liabilities                                             5,849,609
                                                                     -----------

Minority interest                                                         63,826


         The accompanying notes are an integral part of these condensed consolidated financial statements


Condensed Consolidated Balance Sheet (continued)


Shareholders' equity:

   Common shares, par value of $0.01, issued and
    outstanding shares of 24,723,327 as of June
    30, 2000 and authorized shares of 80,000,000                         247,233


   Preferred shares, par value of $0.01, issued
    and outstanding shares of 888,888 as of June
    30, 2000                                                               8,889

   Additional paid-in capital - common shares                         54,058,632

   Additional paid-in capital - preferred shares                      13,291,101

   Accumulated deficit                                               (10,220,112)

   Accumulated other comprehensive income                                124,598
                                                                     -----------


         Total shareholders' equity                                   57,510,341
                                                                     -----------


         Total liabilities and shareholders'
         equity                                                      $63,423,776
                                                                     ===========
















         The accompanying notes are an integral part of these condensed consolidated financial statements


                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                         SIX MONTHS ENDED JUNE 30, 2000
                                   (UNAUDITED)

Revenues:

   Service revenue                                                  $  2,589,021

Costs and expenses:

   Direct cost of service revenue                                      4,713,306

   Depreciation and amortization                                         655,470

   Selling, general and administrative                                 5,927,075

   Research and development                                              250,090

         Operating loss                                               (8,956,920)

Interest expense                                                          (5,934)

Interest income                                                          138,871

Foreign exchange gain, net                                                21,489

Gain on disposal of short-term investments                             6,230,081

Write-down of equipment                                                 (237,580)
                                                                    -------------

      Loss before  income  taxes and  minority
      interest                                                        (2,809,993)

Income tax expense                                                    (1,269,859)
                                                                    -------------

      Loss before minority interest                                   (4,079,852)

Minority interest in net loss of subsidiaries                             94,083
                                                                    -------------

      Net loss                                                      $ (3,985,769)
                                                                    =============

Other comprehensive income (loss):

   Foreign currency translation adjustment                          $    104,848
                                                                    -------------

Comprehensive loss                                                  $ (3,880,921)
                                                                    =============

Net loss per common share                                           $      (0.18)
                                                                    -------------

Weighted average common shares outstanding                            21,626,105
                                                                    =============

         The accompanying notes are an integral part of these condensed consolidated financial statements


                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                         SIX MONTHS ENDED JUNE 30, 2000
                                   (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                   (3,985,769)
   Adjustments  to  reconcile  net  loss  to cash
    used in operating activities:
      Minority interest in net loss                              (94,083)
      Bad debt expense                                           616,438
      Depreciation and amortization                              655,470
      Gain on disposal short-term investments                 (6,230,081)
   Changes in operating assets and liabilities:
      Accounts receivable                                         78,833
      Inventories                                                 (3,413)
      Prepaid expenses and other current assets                 (286,109)
      Other non-current assets                                  (468,920)
      Accounts payable                                           959,785
      Income tax payable                                         249,034
      Accrued expenses and other current
      liabilities                                              1,263,603
      Accrued pension                                              5,275
                                                             ------------
      Cash used in operating  activities                      (7,239,937)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposal short-term investments               3,858,301
   Maturities of short-term investments                          225,786
   Additions to property and equipment                        (6,753,852)
                                                             ------------
      Cash used in investing  activities                      (2,669,765)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net decrease in short-term borrowings                        (413,170)
   Net increase in payable to related parties                      2,548
   Issuance of common shares                                  41,371,840
   Issuance of preferred shares                                9,999,990
                                                             ------------
      Cash provided by financing activities                   50,961,208
Effect of exchange rate changes on cash                           28,505
                                                             ------------
Net (decrease) increase in cash                               41,080,011
Cash at beginning of year                                      1,652,973
                                                             ------------
Cash at end of year                                          $42,732,984
                                                             ============

        The accompanying notes are an integral part of these condensed consolidated financial statements


               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for:

      Interest                                                     5,934

      Income taxes                                                13,306

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

   Intangible   assets  related  to  issuance  to
    preferred shares                                           3,300,000









































        The accompanying notes are an integral part of these condensed consolidated financial statements

              WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 2000

                         SIX MONTHS ENDED JUNE 30, 2000
                                   (UNAUDITED)

                                                                                          Additional     Additional
                                                                                           Paid-In        Paid-In
                                     Common Shares                 Preferred Shares        Capital        Capital
                                  ----------------------------------------------------------------------------------
                                                                                           Common        Preferred
                                   Shares          Amount         Shares      Amount       Shares         Shares
                                   ------          ------         ------      ------       ------         ------
Balance at January 1, 1998         5,000,000       $ 50,000            -            -    1,739,501              -

Issuance of common shares
 for cash                          4,989,994         49,900            -            -    1,419,392              -

Net loss                                   -              -            -            -            -              -

Foreign currency translation
 adjustment
                                   ---------      ---------    ---------    ---------    ---------      ---------
Balance at December 31, 1998       9,989,994         99,900            -            -    3,158,893              -

Stock split effected in the form
 of a stock dividend               3,999,000         39,990            -            -    1,169,215              -

Issuance of common shares
 for cash                          5,472,000         54,720            -            -    5,694,681              -

Issuance of common shares
 to employees at no cost             179,000          1,790            -            -    2,683,210              -

Compensation costs Incurred by
 shareholders                              -              -            -            -       31,626              -

Net loss                                   -              -            -            -            -              -

Foreign currency translation
 adjustment                                -              -            -            -            -              -

Unrealized holding gain on
 marketable equity security
                                  ----------     ----------   ----------   ----------   ----------     ----------
Balance at December 31, 1999      19,639,994        196,400            -            -   12,737,625

Net loss                                   -              -            -            -            -              -

Realized holding gain on marketable                                                                             -
 equity security                           -              -            -            -            -

Foreign currency translation
 adjustment                                -              -            -            -            -              -

Issuance of common shares
 for cash                          5,083,333         50,833            -            -   41,321,007              -

Issuance of preferred shares                                     888,888        8,889                  13,291,101
                                  ----------     ----------   ----------   ----------   ----------     ----------
Balance at June 30, 2000          24,723,327     $  247,233      888,888        8,889   54,058,632     13,291,101
                                  ==========     ==========   ==========   ==========   ==========     ==========


        The accompanying notes are an integral part of these condensed consolidated financial statements

                                                                 Accumulated other
                                                            comprehensive income (loss)
                                                            ---------------------------
                                                             Foreign        Unrealized
                                                            Currency       Holding Gain         Total
                                         Accumulated      Translation     on Marketable     Shareholders'
                                           Deficit         Adjustment     Equity Security     Equity
                                           -------         ----------     ---------------   ------------
Balance at January 1, 1998               (319,366)           (215,509)            -          1,254,626

Issuance of common shares for cash               -                   -            -          1,469,292

Net loss                                 (212,599)                   -            -           (212,599)

Foreign currency translation
 adjustment                                                     69,258                          69,258
                                       -----------         -----------  -----------        -----------
Balance at December 31, 1998             (531,965)           (146,251)            -          2,580,577

Stock split effected in the form
 of a stock dividend                   (1,209,205)                   -            -

Issuance of common shares  for cash              -                   -            -          5,749,401

Issuance of common shares to
 employees at no cost                            -                   -            -          2,685,000

Compensation costs Incurred
 by shareholders                                 -                   -            -             31,626

Net loss                               (4,493,173)                   -            -         (4,493,173)

Foreign currency translation
 adjustment                                     -             166,001             -            166,001

Unrealized holding gain on marketable
 equity security                                                         3,564,517          3,564,517
                                       -----------         -----------  -----------        -----------
Balance at December 31, 1999           (6,234,343)              19,750    3,564,517         10,283,949

Net loss                               (3,985,769)                   -            -         (3,985,769)

Realized holding gain on
 marketable equity security                      -                   -   (3,564,517)        (3,564,517)

Foreign currency translation                     -             104,848            -            104,848
 adjustment

Issuance of common shares
 for cash                                        -                   -            -         41,371,840

Issuance of preferred shares                                                                13,299,990
                                       -----------         -----------  -----------        -----------
Balance at June 30, 2000              (10,220,112)             124,598            -         57,510,341
                                      ============         ===========  ===========        ===========

        The accompanying notes are an integral part of these condensed consolidated financial statements

                                     Page 9A

                        WHEREVER.net Holding Corporation

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)



1.    Basis of Presentation

      We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for annual financial statements. These financial statements were not examined by our independent public accountants, but in the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The results for the interim period presented are not necessarily indicative of the results that may be expected for any future period. For further information, please refer to the consolidated financial statements and the notes included in our Registration Statement on Form F-1 (see File No. 333-11676).

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion of our financial condition and results of operations should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements and the notes included in our Registration Statement on Form F-1 (see File No. 333-11676), which became effective May 2, 2000.

         In December 1995, Congress enacted the Private Securities Reform Act of 1995. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934, which provide protection from liability in private lawsuits for "forward-looking" statements, made by persons specified in the Act. We desire to take advantage of the "safe harbor" provisions of the Act.

         We wish to caution readers that, with the exception of historical matters, the matters discussed in this Report on Form 6-K include forward-looking statements. Generally the forward-looking statements can be identified by the use of forward-looking words such as "may," "expect," "anticipate," "estimate," "plan," "believe" or similar words. They involve risks and uncertainties, including but not limited to factors related to our limited operating history and significant historical losses, the highly competitive nature of the telecommunications business, our dependence on others for, among other things, equipment and services, our ability to manage growth, political, economic, and regulatory risks, including but not limited to currency and other risk related to foreign operations in China, Taiwan and other countries in Asia, the results of financing efforts and other factors discussed in our other filings with and submissions to the Securities and Exchange Commissions. Such factors could affect our actual results and cause our results to differ materially from those expressed in any forward-looking statement.

OVERVIEW

         We are a provider of international voice and fax call completion services using a privately managed Internet Protocol (IP) network. As of June 30, 2000, we operated gateways at 83 points of presence (or POPs), and increased the number of POPs to 105 as of August 15, 2000. Our gateways are manufactured by the Dialogic Corporation, a subsidiary of Intel Corporation, using WHEREVER.net's proprietary software. We do not sell gateways, but rather place them at our customers and business partners' premises, retaining ownership rights. This allow us to route traffic through all of our gateways. Our open infrastructure allows for the use of VAS (value added services) software developed by outside sources. Our business model is to rapidly create a large, worldwide IP network with a concentration in Southeast Asia and Greater China. As we are creating such network, and developing VAS, we plan to carry wholesale and phone card traffic to support the infrastructure while we develop the more profitable international direct dialing and virtual private network (VPN) customer base segments of our business. Our relationships with Intel Corporation include an investment by Intel Corporation in our Series A preferred stock, a co-marketing agreement with Dialogic Corporation and a co-marketing agreement with Intel Corporation.

         Our current strategic relationships with Intel Corporation, Pacific Electric Wire & Cable, China Telecom, Jitong Communications and China Netcom are intended to give us access to more rapid technology development, network deployment and penetration of the VPN market.

         We are a Cayman Islands company with headquarters in Hong Kong, a research and development center in Taipei, network operating centers in Taipei, Hong Kong and Los Angeles and "super POPs" in Taipei, Hong Kong, Tokyo and Los Angeles. We also have sales offices in these cities as well as Singapore and Sydney. We are currently opening a "super POP" in London.

         We completed three private placements during the first quarter of 2000. In February 2000, we sold 125,000 shares of common stock to AsiaVest Partners Ltd., a Hong Kong-based venture capital firm, for $1,875,000. The number of shares was subsequently increased to 208,300 to reflect an adjustment resulting from the $9.00 per share price of our common stock in the initial public offering. In February 2000, we also sold 375,000 shares of our common stock for $3,000,000 to China Telecom Technology Partners. In March 2000, we sold 888,888 shares of Series A preferred stock to Intel Corporation for $9,999,990 or $11.25 per share. Each share of Series A preferred stock is convertible, at the election of Intel Corporation, into 1.4 shares of our common stock.

         In May 2000, we completed our initial public offering and issued 4,500,000 American Depository Shares (ADS). Each ADS represents one share of our common stock. The net proceeds to us from the offering were $37,665,000.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000

         There have been substantial planned changes in the nature of our business during the six-month period ended June 30, 2000. As a result, we are not providing any comparison to the six-month period ended June 30, 1999 because the results for that period are not comparable and any comparison would not be meaningful. Although we did not file a Form 6-K for the quarter ended March 31, 2000 because we were not then a public company, we have revised our results for the three-month period ended March 31, 2000 to correct an overstatement of revenue for that period. The overstatement resulted from the interim use of a revenue recognition method that differs from that used under accounting principles generally accepted in the United States. During the three-month period ended March 31, 2000, we recognized billed sales as revenues, where contract sales were recorded in the quarter they were legally enforceable, rather than accounting for the sales as minutes were used. The information in the Form 6-K includes the revision of first quarter results.

         REVENUE. We have four lines of business: phone cards, wholesale, direct dialing and VPN. Phone card revenues are recognized based on usage by cardholders, substantially all of which have prepaid for the minutes embedded in the cards. Wholesale and direct dial customers are billed on a monthly basis based on traffic that we carried for them. VPN customers are billed a flat fee per month plus a certain minute-based amount for off-network usage. During the six-month period ended June 30, 2000, we recorded revenues of $2,589,021.

         DIRECT COST OF SERVICE REVENUE. Our direct cost of service revenue consists primarily of network management costs, including salary and salary related costs, costs associated with carrying our customers' traffic on our privately managed IP network, costs paid to other carriers through which we deliver international calls routed for quality purposes, and termination fees paid to local telephone companies. Termination fee traffic is measured in minutes, and the per minute rates charged for terminating calls are negotiated with local service providers. Contracts with our providers typically provide that either party may renegotiate the per minute termination fees. Purchased minutes are fees we pay to other telecommunications carriers for completing calls over public circuit-switched networks to destinations outside of our network, generally as a result of quality or capacity factors. Per-minute rate charges for purchased minutes are negotiated with public circuit-switched network carriers for each destination served. Other data communication and telecommunications expenses include fees for the fiber optic connections between our POPs and our customers or terminating partners.

         For the six months ended June 30, 2000, direct cost of service revenue was $4,713,306. Our higher direct cost of service revenue, compared to service revenue during the same period, resulted from the need to build capacity ahead of traffic by, among other things, maintaining relationships with higher per-minute costs at lower traffic volumes and acquiring a large percentage of China-bound traffic at competitive rates. We expect that the ratio of cost-to-revenue will decrease over time, as volume increases and more optimal traffic mixes are achieved.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses were $655,470 during the six-month period ended June 30, 2000 and consisted primary in depreciation of network equipment. We hold ownership rights to all of our deployed gateways.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses include salary and salary related costs for our sales personnel and expenses associated with the development and implementation of our promotional and marketing campaigns. The category also includes salary and salary related costs for our research and administrative staff and miscellaneous costs, such as travel, except for costs associated with our network operations staff. Selling, general and administrative expenses were $5,927,075 for the six months ended June 30, 2000.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include the expenses of developing and supporting our proprietary software modules, including value added services software. We expense research and development expenses as they are incurred. Research and development expenses for the six months ended June 30, 2000 were $250,090, excluding salary expenses, which are included as selling, general and administrative expenses.

         INTEREST INCOME AND INTEREST EXPENSE. Interest expense is primarily comprised of interest on short-term notes incurred prior to our initial public offering and subsequently repaid. Interest income primarily consists of interest earned on the temporary investment of the net proceeds from our offerings. We do not currently have any other debt.

         LOSS FROM OPERATIONS. Our loss from operations for the six-month period ended June 30, 2000 was $8,956,920. The loss was incurred primarily as a result of ramp-up costs and expenses in developing our IP network and internal systems.

         LIQUIDITY AND CAPITAL RESOURCES. As of June 30, 2000, we had approximately $42.7 million in cash and liquid investments and a note receivable from a related party of approximately $2.6 million, which amount was subsequently collected. We believe that we have sufficient liquidity and capital resources to implement our 2000-2001 business plan. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of our common stock, and the terms of these debt securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. In any event, we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. During the six-month period ended June 30, 2000, we generated negative cash flow from operating activities of approximately $7.2 million, for the reasons discussed above.

Item 3.  Quantitative and Qualitative Disclosures About Market Risks

         We have not engaged in trading market-risk-sensitive instruments or purchasing hedging instruments that would be likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity-price risk. Our primary market risk exposure is that of currency exchange rate fluctuations, since we currently operate in seven countries. To-date, such exposure has not been meaningful since revenues generated in non-US dollar currencies have been used to partially off-set local, non-US dollar expenses. With the exception of terminating costs and the salaries of a few of our administrative staff, our expenses are typically incurred in local currencies.

PART II--OTHER INFORMATION


Item 1.  Legal Proceedings

         From time to time, we are is involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not currently a party to any legal proceeding.

Item 2.  Changes in Securities and Use of Proceeds

         On May 2, 2000, our Registration Statement on Form F-1 (No. 333-11676) was declared effective by the Securities and Exchange Commission. Under that registration statement, we sold 4,500,000 american depositary shares, each representing one share of our common stock, at a price of $9.00 per share, for $40.5 million.

         In connection with the offering, we incurred $2.835 million in underwriting discounts and commissions, and approximately $1.2 million in other related expenses. The net proceeds from the offering, after deducting the foregoing expenses, were approximately $36.4 million. From the effective date of the registration statement through June 30, 2000, the Company used approximately $6.8 million of the proceeds for capital expenditures. The balance of the net proceeds will be used as described in our Registration Statement, including for general corporate purposes and working capital.



Item 3.  Defaults Upon Senior Securities

         Not Applicable.



Item 4.  Submission of Matters to a Vote of Security Holders

         Not Applicable.



Item 5.  Other Information

         On May 27, 2000, Fernando Bensuaski, our chief financial officer, Tom Tung, president of Pacific Electric Wire & Cable, and George Yang, a retired Taiwan Minister of State, were elected to our board of directors, raising the total membership to the currently authorized maximum of fifteen.



Item 6.  Exhibits and Reports on Form 8-K

a)       Exhibits.

         Financial Data Schedule (EDGAR)

b)       Reports on Form 8-K.

         No reports on Form 8-K (or Reports on Form 6-K or otherwise) were filed or submitted during the three-month or six-month periods ended June 30, 2000.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



WHEREVER.NET HOLDING CORP





By: /S/ CHUNG-PIN LEE               Date: August 23, 2000
    ----------------------
Chung-Pin (Johnny) Lee

Chief Executive Officer





By: /S/ FERNANDO BENSUASKI          Date: August 23, 2000
    ----------------------
Fernando Bensuaski

Chief Financial Officer